Exhibit 99.1

SCISPARC LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

UNAUDITED

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2022	2021	2021
		Unaudited		Audited
	Note	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$12,945	$7,590	$6,875
Restricted deposit		40	11	45
Other accounts receivable		699	731	2,904

		13,684	8,332	9,824

NON-CURRENT ASSETS:
Investment in associate	3	659	-	-
Property and equipment, net		79	10	92

		738	10	92

		$14,422	$8,342	$9,916

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30,		December 31,
		2022	2021	2021
		Unaudited		Audited
	Note	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$874	$354	$1,199
Other accounts payable		214	34	154
Warrants	4, 5e	10,252	366	359

Lease liability		45	-	45

		11,385	754	1,757

NON- CURRENT LIABILITIES:
Lease liability		-	-	18

EQUITY (DEFICIT) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	5
Share capital and premium		58,547	53,802	58,541
Reserve from share-based payment transactions		4,980	4,312	4,331
Warrants		5,190	6,256	5,190
Foreign currency translation reserve		497	497	497
Transactions with non-controlling interests		559	559	559
Accumulated deficit		(66,736)	(57,838)	(60,977)

Total equity (deficit)		3,037	7,588	8,141

		$14,422	$8,342	$9,916

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

		Six months ended June 30,		Year Ended December 31,
		2022	2021	2021
		Unaudited		Audited
	Note	USD in thousands, except per share amounts

Research and development expenses	6a	$1,474	$962	$1,990
General and administrative expenses	6b	3,339	1,665	3,778
Operating loss		4,813	2,627	5,768
Company’s share of losses of companies accounted for at equity, net		41	-	-
Finance expenses		905	23	21
Loss from operations		5,759	2,650	5,789

Loss		5,759	2,650	5,789
Total comprehensive loss		5,759	2,650	5,789
Attributable to:
Equity holders of the Company		5,759	2,650	5,789
Basic loss per share attributable to equity holders of the Company:
Loss from operations		1.80	1.52	2.83
Diluted loss per share attributable to equity holders of the Company:
Loss from operations		1.80	1.52	2.83

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended June 30, 2022

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2022	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

Income (loss)	-	-	-	-	-	(5,759)	(5,759)	-	(5,759)
Expiration of share options	6	(6)	-	-	-	-	-	-	-
Cost of share-based payment	-	655	-	-	-	-	655	-	655

Balance at June 30, 2022	$58,547	4,980	5,190	559	497	(66,736)	3,037	-	3,037

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2021

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2021	$49,040	4,315	2,207	559	497	(55,188)	1,430	-	1,430

Income (loss)	-	-	-	-	-	(2,650)	(2,650)	-	(2,650)
Issue of share capital, net of issue expenses (*)(Note 5d)	3,365	-	4,334	-	-	-	7,699	-	7,699
Exercise of warrants (Note 5c)	1,370	-	(285)	-	-	-	1,085	-	1,085
Expiration of share options	27	(27)	-	-	-	-	-	-	-
Cost of share-based payment	-	24	-	-	-	-	24	-	24
Balance at June 30, 2021	$53,802	4,312	6,256	559	497	(57,838)	7,588	-	7,588

(*)	Net of issue expenses of $449 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31, 2021

	Attributable to equity holders of the Company
	Share capital and premium	Reserve from share-based payment transactions	Warrants	Transactions with non- controlling interests	Foreign currency translation reserve	Accumulated deficit	Total	Non- controlling interests	Total equity
	USD in thousands
Balance at January 1, 2021	$49,040	4,315	2,207	559	497	(55,188)	1,430	-	1,430

Income (loss)	-	-	-	-	-	(5,789)	(5,789)	-	(5,789)
Exercise of warrants	6,110	-	(1,352)	-	-	-	4,758	-	4,758
Issue of share capital, net of issue expenses (1)	3,364	-	4,335	-	-	-	7,699	-	7,699
Expiration of share options	27	(27)	-	-	-	-	-	-	-
Cost of share-based payment	-	43	-	-	-	-	43	-	43

Balance at December 31, 2021	$58,541	4,331	5,190	559	497	(60,977)	8,141	-	8,141

(1)	Net of issue expenses of $449 thousand.

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited
	USD in thousands

Cash flows from operating activities:

Loss	$(5,759)	$(2,650)	$(5,789)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	21	1	33
Cost of share-based payment	655	24	43
Finance expenses, net	913	13	9
Equity losses in investment in associate	41	-	-

	1,630	38	85

Working capital adjustments:

Decrease (increase) in other accounts receivable	2,205	(137)	170
Increase (decrease) in trade payables	(324)	(202)	353
Decrease in other accounts payable	60	-	120

	1,941	(339)	643

Net cash used in operating activities	$(2,188)	$(2,951)	$(5,061)

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited
	USD in thousands

Cash flows from investing activities:

Investment (withdrawal) in restricted bank deposits	(8)	$(1)	$(35)
Investment in associate	(700)	-	(35)

Net cash provided by investing activities	(708)	(1)	(70)

Cash flows from financing activities:

Proceeds from issue of share capital and warrants (net of issuance expenses) (Note 5)	9,005	7,699	7,699
Repayment of lease liability	(39)	-	(19)
Exercise of warrants (Note 5c)	-	1,085	2,568
Repayment of short-term credit	-	(188)	(188)

Net cash provided by financing activities	8,966	8,596	10,060

Increase (decrease) in cash and cash equivalents	6,070	5,644	4,929
Cash and cash equivalents at the beginning of the period	6,875	1,946	1,946

Cash and cash equivalents at the end of the period	12,945	$7,590	$6,875

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited
	USD in thousands

(a) Significant non-cash transactions:

Right-of-use asset recognized with corresponding lease liability	$-	$-	$78

Registration of warrants	$-	$-	$2,480

Unpaid issue expenses	$-	$-	$290

The accompanying notes are an integral part of the interim consolidated financial statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL

a.	SciSparc Ltd. (formerly known as Therapix Biosciences Ltd.) (“SciSparc” or the “Company”), a pharmaceutical company, was incorporated in Israel and commenced its operations on August 23, 2004. Until March 2014, SciSparc and its subsidiaries at the time (the “Group”) were mainly engaged in developing several innovative immunotherapy products and SciSparc’s own patents in the immunotherapy field. In August 2015, the Company decided to adopt a different business strategy and began focusing on developing a portfolio of approved drugs based on cannabinoid molecules. With this focus, the Company is currently engaged in the following development programs based on Δ9-tetrahydrocannabinol (“THC”) and/or non-psychoactive cannabidiol for the treatment of Tourette syndrome, Alzheimer’s disease and agitation, obstructive sleep apnea, pain, Autism Spectrum Disorder and Status Epilepticus. The headquarters of the Company are located in Tel Aviv, Israel.

On January 24, 2021, the Company changed its name from Therapix Biosciences Ltd. to SciSparc Ltd.

The Company was previously a dual-listed company, whereby it listed (a) its ordinary shares, no par value each (“ordinary shares”), on the Tel-Aviv Stock Exchange (“TASE”) from December 26, 2005 until its delisting on August 7, 2018, and (b) its American Depository Shares (“ADSs”) on the Nasdaq Capital Market (“Nasdaq”) following its initial public offering (“IPO”) on March 27, 2017, at which time it raised $13,700, until its suspension from listing, and subsequent delisting, from Nasdaq on July 2, 2020 and September 21, 2020, respectively. Following the delisting of the ADSs from Nasdaq, the Company’s ADSs were listed on the Pink Sheets and then subsequently upgraded to the OTCQB on December 8, 2020. On August 26, 2021, the Company’s ADSs were mandatorily cancelled and were exchanged for ordinary shares at a one-for-one ratio. On December 22, 2021, the Company’s ordinary shares were re-listed on Nasdaq and began trading under the symbol “SPRC”.

As of June 30, 2022, the Company had two subsidiaries, both of which are companies incorporated under the laws of Israel: (1) Brain Bright Ltd. (“Brain Bright”); and (2) Evero Health Ltd. (“Evero” and together with Brain Bright, the “Subsidiaries”).

Both of the Subsidiaries are private companies and as of the date of these financial statements Brain Bright is an inactive company with no assets or liabilities.

b.

These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, and accompanying notes, that were filed with the Securities and exchange commission on April 28, 2022. (the “2021 Annual Consolidated Financial Statements”).

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 1:- GENERAL (cont.)

c.

The Company incurred a net loss of approximately $5,759 and had negative cash flows from operating activities of approximately $2,188 for the six-month period ended June 30, 2022. As of June 30, 2022, the Company had an accumulated deficit of approximately $66,736 as a result of recurring operating losses. As the Company presently has no activities that generate revenues, the Company’s continued operation is dependent on its ability to raise funding from external sources. This dependency will continue until the Company will be able to finance its operations by selling its products or commercializing its technology. In addition, the Company’s management believes that the cash balance held by the Company as of December 28, 2022 (the “Approval Date”), in which the interim consolidated financial statements for the period ended June 30, 2022, were approved, will be sufficient to finance its operating activities in the foreseeable future.

d.

The interim consolidated financial statements of the Company for the six-month period ended on June 30, 2022, were approved for issuance on the Approval Date. In connection with the preparation of the interim consolidated financial statements and in accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the consolidated statements of financial position date of June 30, 2022, through December 28, 2022, the date on which the unaudited interim consolidated financial statements were available to be issued.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The significant accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2021 Annual Consolidated Financial Statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the 2021 Annual Consolidated Financial Statements. The results for any interim period are not necessarily indicative of results for any future period.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the six month period ended June 30, 2022, are not necessarily indicative of the results for the year ending December 31, 2022, or for any future period.

As of June 30, 2022, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2021 Annual Consolidated Financial Statements.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 3:- INVESTMENT IN ASSOCIATE

On March 10, 2022, the Company entered into a Founders and Investment Agreement with Dr. Alon Silberman, or the MitoCareX Agreement. Pursuant to the MitoCareX Agreement, the Company invested an initial amount of $700, and agreed to invest over the next two years, an additional $1,000, subject to the achievement of certain pre-determined milestones as agreed upon in the MitoCareX Agreement, for up to a 50.01% ownership in MitoCare X Bio Ltd. (“MitoCareX”). MitoCareX will focus on the discovery and development of potential drugs for cancers and other life-threatening conditions. The MitoCareX Agreement also contains customary representations, warranties, covenants and indemnification provisions. On March 31, 2022, the closing conditions were met and the Company paid the initial investment amount of $700 to MitoCareX. As of June 30, 2022, the Company owns 29% of the outstanding shares of Mitocare X.

During the six months ended June 30, 2022, the Company recorded equity losses from the investment in MitoCareX in the amount of $41.

NOTE 4:- CONVERTIBLE LOANS

On March 19, 2020, the Company entered into a securities purchase agreement with Dekel Pharmaceutical Ltd. (“Dekel”) pursuant to which Dekel agreed to invest in the Company through a private placement transaction (the “Private Placement”). At the time of the Private Placement, Dekel was considered a related party of the Company; however, it is no longer a related party of the Company. In connection with the Private Placement, Dekel received convertible promissory notes (the “Notes”), with an aggregate original principal amount of approximately $350, at an aggregate purchase price of $315 to be paid in several tranches spread across a twelve-month period. In addition, the Company issued a warrant to purchase up to 314,285 ordinary shares of the Company (the “Private Placement Warrant”) and 40,000 ordinary shares. The initial tranche of the Private Placement was for a principal amount of $220 at a purchase price of $198.The Private Placement Warrant is exercisable at any time on or after the actual closing date and on or prior to the close of business on the five-year anniversary of the date of issuance, at an initial exercise price of $0.35 per ordinary share, subject to adjustment.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The Private Placement Warrant’s’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	June 30, 2022	December 31, 2021
Dividend yield (%)	0	0
Expected volatility (%)	159	148
Risk-free interest rate (%)	3.00	0.87
Underlying share price ($)	2.13	6.23
Exercise price ($)	24.50	24.50
Warrants fair value ($)	1.11	4.15

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 5: EQUITY

a.	Composition of share capital as of June 30, 2022, June 30, 2021, and December 31, 2021:

	June 30, 2022		December 31, 2021		June 30, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary Shares of no par value each	25,714,285	3,526,740	25,714,285	3,091,740	25,714,285	2,269,190

Reverse Share Split

On March 2, 2021, the Company convened a special general meeting of its shareholders, whereby the shareholders approved to eliminate the par value of the Ordinary Shares and an increase to the Company’s share capital from 1,800,000,000 ordinary shares to 3,600,000,000 ordinary shares.

On July 19, 2021, the Company convened a special general meeting of its shareholders, whereby the shareholders approved a reverse split of the Company’s share capital by a ratio of 140:1 (the “Second Reverse Split”).

On July 30, 2021, the Company’s Board resolved that the final ratio for the Second Reverse Split will be 140:1, which went effective on August 9, 2021. Concurrently with the Second Reverse Split, a change to the ratio of the Company’s ADSs to its ordinary shares was effected from each ADS representing 140 ordinary shares to each ADS representing 1 ordinary share.

On August 26, 2021, the Company’s ADSs were mandatorily cancelled and were exchanged for ordinary shares at a one-for-one ratio.

 Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

Issued and outstanding share capital:

Number of ordinary shares
Balance at January 1, 2022	3,091,740

Issuance of share capital – June 2022 Financing Round (Note 5e)	335,000

Exercise of Pre-funded March 2021 warrants (Note 5d)	100,000

Balance at June 30, 2022	3,526,740

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 5: EQUITY (cont.)

b.

On April 1, 2020, the Company entered into a definitive securities purchase agreement (the “April 2020 Purchase Agreement”) with institutional investors to purchase 4,166,668 units, each consisting of (i) one pre-funded warrant to purchase one ADS and (ii) one Series B warrant to purchase one ADS, at a purchase price of $0.2999 per unit. The Series B warrants have an exercise price of $0.43 per ADS, are exercisable upon issuance and expire five years from the date of issuance. The offering resulted in gross proceeds to the Company of approximately $1,250. The closing of the sale of the securities took place on April 3, 2020. After the closing of the April 2020 Purchase Agreement and until the Approval Date, all pre-funded warrants were exercised. In addition, 4,161,668 of the Series B warrants were exercised pursuant to a cashless exercise mechanism as described in the April 2020 Purchase Agreement for no further consideration to the Company. As of the Approval Date, there were 5,000 Series B warrants unexercised

The Series B warrants are classified as a financial liability that will be measured at fair value, through profit or loss, as of the issuance date and on any following financial reporting date (accordingly, issue expenses related to the Series B warrants will be recorded through profit or loss). No consideration will be left to attribute to the pre-funded warrants, which is an equity instrument.

The valuation of the conversion component of the Series B warrants was set at fair value, as required in International Financial Reporting Standards (“IFRS 9”), and in accordance with IFRS 13, and was categorized as Level 3 by the Company.

c.

On November 20, 2020, the Company completed an offering for gross proceeds of $4,200 by way of the issuance of an aggregate of 835,447 units, each consisting of (i) one ADS and (ii) two warrants to purchase one ADS each, at a purchase price of $5.02 per unit (“November 2020 Warrants”). The November 2020 Warrants have an exercise price of $5.02 per ADS, will be exercisable upon issuance and will expire five years from the date of issuance.

The November 2020 Warrants are classified as issued warrants in the Company’s equity.

During the year ended December 31, 2021, the Company issued 1,004,494 ordinary shares in respect of the exercise of 1,004,494 November 2020 Warrants.

During the six months ended June 30, 2022, there were no exercises of additional November 2020 Warrants.

d.	On March 4, 2021, the Company completed a private offering with several accredited and institutional investors for gross proceeds of $8,150, providing for the issuance of an aggregate of 1,152,628 units, as follows: (a) 916,316 units at a price of $7.07 per unit, consisting of (i) one ordinary share of the Company, and (ii) a Series A Warrant to purchase an equal number of units purchased (the “2021 Series A Warrants”) and a Series B Warrant (the “2021 Series B Warrants” and, collectively with the 2021 Series A Warrants, the March 2021 Warrants) to purchase half the number of units, and (b) 236,312 pre-funded units at a price of $7.069 per unit, consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) one 2021 Series A Warrant and one 2021 Series B Warrant.

The Series A Warrants have an exercise price of $7.07 per ordinary share and the Series B Warrants have an exercise price of $10.60 per ordinary share). Both were exercisable upon issuance and will expire five years from the date of issuance.

The March 2021 Warrants are classified as issued warrants in the Company’s equity.

During the year ended December 31, 2021, the Company issued 128,156 ordinary shares in respect of the exercise of 10,000 2021 Series A Warrants and the exercise of 118,156 of pre-funded warrants.

During the six months ended June 30, 2022, the Company issued 100,000 ordinary shares in respect of the exercise of 100,000 pre-funded warrants.

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 5: EQUITY (cont.)

e.

On June 1, 2022, the Company completed a private offering with an investor for gross proceeds of $10,210 (the “June 2022 Private Placement”), providing for the issuance of an aggregate of 3,546,100 units and pre-funded units, as follows: (a) 335,000 units at a price of $2.88 per unit, each consisting of (i) one ordinary share of the Company, and (ii) two warrants each to purchase one ordinary share (the “June 2022 Warrants”), and (b) 3,211,100 pre-funded units at a price of $2.819 per unit, each consisting of (i) one pre-funded warrant to purchase one ordinary share and (ii) two June 2022 Warrants.

The June 2022 Warrants have an exercise price of $2.63 per ordinary share. The June 2022 Warrants were exercisable upon issuance and will expire seven years from the date of issuance.

General Overview of Valuation Approaches used in the Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Economic methodology:

The June 2022 Warrants’ fair value was calculated using the Black–Scholes option pricing model, which takes into account the parameters as disclosed below for each period valuated, in which a valuation was performed at (i) the issuance date, and (ii) each reporting date with the following assumptions:

	June 30, 2022	June 1, 2022
Dividend yield (%)	0	0
Expected volatility (%)	72	72
Risk-free interest rate (%)	3.03	2.74
Underlying share price ($)	2.13	3.07
Exercise price ($)	2.63	2.63
Warrants fair value ($)	9,906	9,005

The June 2022 Warrants are classified as current warrant liability in the Company’s balance sheet, as they are exercisable at any given time.

NOTE 6:- ADDITIONAL INFORMATION TO THE ITEMS OF PROFIT OR LOSS

	Six months ended June 30,		Year Ended December 31,
	2022	2021	2021
	Unaudited		Audited
	USD in thousands
a. Research and development expenses:

Wages and related expenses	$243	$183	$357
Share-based payment	224	17	27
Clinical studies	106	49	172
Regulatory, professional and other expenses	373	322	934
Research and preclinical studies	410	142	165
Chemistry and formulations	118	249	335

	1,474	962	1,990

b. General and administrative expenses:

Wages and related expenses	245	99	256
Share-based payment	431	7	16
Professional and directors’ fees	1,292	884	2,417
Business development expenses	2	-	5
Office maintenance, rent and other expenses	63	55	135
Investor relations and business expenses	1,193	562	784
Regulatory expenses	113	58	165

	$3,339	$1,665	3,778

SCISPARC LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (USD in thousands, except per share and per unit amounts)

NOTE 7:- SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

a.

There has been no material impact of the COVID-19 pandemic on the Company’s operations during the reporting period, other than for a single incident with a supplier that caused a delay in the development and production of a research drug.

While the final implications of the COVID-19 pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. Due to the new outbreak of COVID-19 in Asia in late 2022, the Company cannot estimate, the impact, if any, the outbreak and any measures taken by governments, health officials or by the Company in response to such outbreak, could have on the Company’s business, results of operations and financial condition. The Company’s wide geographical spread of its clinical sites may mitigate the potential risk of significant damage to its business devolvement, however there is no guarantee these measures will be successful.

The COVID-19 pandemic and the new outbreak in Asia and its mitigation measures have also negatively impacted global economic conditions, which, in turn, could adversely affect the Company’s business, results of operations and financial condition. The extent to which the COVID-19 outbreak continues to impact the Company’s financial condition will depend on future developments that are highly uncertain and cannot be predicted, including new government actions or restrictions, new information that may emerge concerning the severity, longevity and impact of the COVID-19 pandemic on economic activity.

b.	On January 3, 2022 (the “2022 Grant Date”), the Board approved the grant of 178,140 share options to purchase ordinary shares under the Company’s 2015 Share Option Plan to certain directors, officers, employees and consultants, some of which required the approval of the general meeting of the Company’s shareholders, which was obtained on February 10, 2022. The vesting commencement date for all of the options granted, is April 21, 2021. The share options vest on a quarterly basis over a period of three years and expire on January 3, 2028. The exercise price was set at $6.50 per share.

NOTE 8:- EVENTS AFTER THE REPORTING PERIOD

a.	On August 19, 2022, the Company issued 3,211,100 ordinary shares for the exercise of 3,211,100 pre-funded warrants of the Company. The exercised warrants were issued as part of the June 2022 Private Placement financing for gross proceeds of $10,000, which closed on June 1, 2022.

b.	On September 15, 2022, the Company convened an annual general meeting of its shareholders, whereby the shareholders approved to increase to the Company’s share capital to 75,000,000 ordinary shares with no par value.

c.

On September 30, 2022, the Company announced the closing of the acquisition of WellutionTM, a top seller Amazon.com Marketplace account (the “Brand”), American food supplements and cosmetics brand and trademark (the “Acquisition”). In connection with the Acquisition, the Company incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals Inc., to hold the new assets. The definitive agreement for the acquisition of the Brand was entered into with Merhavit M.R.M Holding and Management Ltd (“M.R.M”).

At the closing, the Company paid a base cash payment of $4,590 and in 12 months following the closing agreed to pay an additional deferred cash payment equal to a multiple of 3 times the amount by which the Brand’s EBITDA exceeds $1,120 during the 12 month period following the closing of the Acquisition.

In addition, the Company issued to M.R.M $15,000 worth of warrants to purchase ordinary shares of the Company at an exercise price of $7.00 per share (with a cashless exercise mechanism) and with an exercise period of five years from the closing of the Acquisition (the “September 2022 Warrants”). The September 2022 Warrants will become exercisable upon the achievement of a milestone of $100,000 of sales of the Brand in the aggregate or when the price of the Company’s ordinary shares closes at $10.00 or above.

d.

On November 17, 2022 the Company invested $1,500 in the Initial Public Offering of Clearmind Medicine Inc. (“Clearmind”) and received 230,769 common shares of Clearmind, resulting in the Company holding 9.33% of share capital of Clearmind.